Exhibit 99.3

MANNATECH, INCORPORATED AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Year
	(In thousands)
Year Ended December 31, 2006
Deducted from asset accounts:
Allowance for Doubtful Accounts	—	—	—	—	—
Allowance for Obsolete Inventories	$387	$5	—	—	$392
Valuation allowance for deferred tax assets	$662	$407	—	—	$1,069
Year Ended December 31, 2007
Deducted from asset accounts:
Allowance for Doubtful Accounts	—	$877	—	—	$877
Allowance for Obsolete Inventories	$392	$134	—	—	$526
Valuation allowance for deferred tax assets	$1,069	$(326)	—	—	$743
Year Ended December 31, 2008
Deducted from asset accounts:
Allowance for Doubtful Accounts	$877	$23	—	$(877)	$23
Allowance for Obsolete Inventories	$526	$1,321	—	$(1,170)	$677
Valuation allowance for deferred tax assets	$743	$189	—	—	$932